EXHIBIT 21
LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Owned
Winner Group Limited	Cayman Islands	100%
Winner Medical International Trading Co., Ltd.	Hong Kong	100%
Winner Industries (Shenzhen) Co., Ltd.	People’s Republic of China	100%
Winner Medical & Textile Ltd. Zhuhai	People’s Republic of China	100%
Winner Medical & Textile Ltd. Jingmen	People’s Republic of China	100%
Winner Medical & Textile Ltd. Tianmen	People’s Republic of China	100%
Hubei Winner Textiles Co., Ltd.	People’s Republic of China	100%
Winner Medical & Textile Ltd. Yichang	People’s Republic of China	100%
Winner Medical & Textile Ltd. Jiayu	People’s Republic of China	100%
Winner Medical & Textile Ltd. Chongyang	People’s Republic of China	100%
Winner Medical (Huanggang) Co., Ltd.	People’s Republic of China	100%
Shanghai Winner Medical Apparatus Co., Ltd.	People’s Republic of China	60%
Chongyang Wenqiang Medical Treatment Materials Co., Ltd. (in liquidation)	People’s Republic of China	55.22%